Exhibit 18

April 1, 2011

Barrett Business Services, Inc.

8100 NE Parkway Drive, Suite 200

Vancouver, Washington 98662

Ladies and Gentlemen:

We have audited the consolidated financial statements of Barrett Business Services, Inc. (“the Company”) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and issued our report thereon dated April 1, 2011. Note 2 to the financial statements describes a change in the method of accounting for legal expenses incurred for the administration of workers’ compensation claims that arose prior to the formation of the Company’s captive insurance subsidiary. The Company changed its method of recognizing legal fees in the period incurred to a method that recognizes an estimate for legal fees expected to be incurred to administer known claims and claims incurred but not reported in the period. The estimated legal fees are accrued as part of the Company’s workers’ compensation claims liabilities.

With regard to the aforementioned accounting change, it should be recognized that professional standards have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. Accordingly, we are furnishing this letter solely for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our reading of management’s stated reasons and justification for this change in accounting method in the Form 10-K, and our discussions with management as to their judgment about the relevant business factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting method in conformity with FASB Accounting Standards Codification No. 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ Moss Adams LLP